DelMar Pharmaceuticals, Inc.

Suite 720 — 999 West Broadway

Vancouver, British Columbia Canada V5Z 1K5

January 23, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mellissa Campbell Duru

Re:	DelMar Pharmaceuticals, Inc. Schedule TO-I filed January 8, 2015 File No. 005-87181

Dear Ms. Duru:

The following responds to the comments of the Securities and Exchange Commission (the “Commission”) as set forth in its comment letter dated January 16, 2015 (the “Comment Letter”) relating to the above-referenced Schedule TO-I (the “Schedule TO”) filed by DelMar Pharmaceuticals, Inc. (the “Company”). All capitalized terms not specifically defined herein shall have the meaning assigned to such terms as set forth in the Schedule TO.

This letter sets forth the comments of the Commission in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

General

  Exhibit 99.1 to the company’s current report on Form 8-K filed on January 8, 2015 consists of a press release announcing the commencement of the Offer, yet the press release does not appear to have been filed under cover of Schedule TO. Please refer to Rule 13e-4 (c) and file all written communications relating to the offer under cover of Schedule TO.

Response:

The Company has filed the press release as Exhibit (a)(1)(E) to the Schedule TO and revised “Item 12 Exhibits” to the Schedule TO accordingly.

Exhibit (a)(1)(B)

Cautionary Statement…, page 1

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  We note disclosure that you undertake “…no obligation to update any forward-looking statement or statements…” This assertion is inconsistent with the company’s obligation to amend and promptly disseminate revised information in the event that existing disclosure materially changes. Therefore, please revise this disclosure and refrain from including such language in future press releases and filings. Refer generally to Rules 13e-4(d)(2) and 13e-4(e)(3).

Response:

The Company has revised its disclosures as set forth in the “Introduction” to the Schedule TO to comply with the comment above.

Financial Information Regarding the Company, page 8

  Consistent with the requirements of Item 1010 (c) of Regulation M-A, please revise to include in the Offer to Exchange all of the summary financial statements required by that item. Please refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Third Supplement (July 2001) at H.7 available at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Response:

The Company has revised its disclosure as set forth in the comment above by filing the disclosure required by Item 1010(a) of Regulation M-A as Exhibit (a)(1)(F) to the Schedule TO.

Warrant Exchange Agreements, page 18

  We note that certain warrantholders entered into warrant exchange agreements representing 1,244,666 warrants on December 31, 2014. Please supplementally advise us of the negotiations that preceded the execution of the warrant exchange agreements. For example, advise us of the total number of persons contacted (i.e., including persons who chose not to execute the warrant exchange agreement at that time) and what percentage of the total number of warrantholders such persons represented. Also, please confirm whether all persons who executed the agreement are accredited investors. We may have further comment.

Response:

All of the persons who executed the warrant exchange agreements represented to the Company in the warrant exchange agreements that they are accredited investors.  The Company has a pre-existing relationship with all of the warrantholders as they were originally issued their warrants pursuant to a series of private placements in 2013.  Certain warrantholders who were eligible to participate in the Company’s 2014 tender offer to amend and exercise their warrants contacted the Company and suggested a warrant exchange at a ratio of three warrants for one newly issued share of common stock. These were 16 persons who beneficially owned warrants to purchase an aggregate of 2,397,291 shares of common stock, or 33% of the outstanding warrants, on a pre-warrant exchange basis (out of approximately 77 persons who beneficially owned warrants). Of the 16 persons who contacted the Company, one person beneficially owned 15% of the total outstanding warrants on a pre-warrant exchange basis. The warrants were not publicly traded.

Conditions of the Exchange Offer, page 22

  A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification of whether or not the conditions have been satisfied. In this regard, we refer to disclosure in the fourth bullet point under (c), which references any “significant” decrease in the market price of the company’s common stock. Please further clarify how the bidder will assess the significance of the decline by reference to a quantitative reference point, such as a certain percentage decline from the prior market price as quoted on the OTCQX.

Response:

The Company has revised its disclosures to remove this condition as indicated in “Item 4 Terms of the Transaction” of the Schedule TO.

  Please refer to the final paragraph under this heading. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform securityholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response:

The Company confirms its understanding of the comment above.

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7.	Please refer to the comment above. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the company’s understanding in your response letter.

Response:

The Company confirms its understanding of the comment above.

Available Information/Incorporation by Reference, page 26

  You disclose that periodic reports subsequently filed pursuant to the Exchange Act will be incorporated by reference to the Offer to Exchange through the expiration of the offer. Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise your disclosure and confirm your understanding.

Response:

The Company has revised its disclosure to respond to the comment above in the “Introduction” portion of the Schedule TO and in “Available Information/Incorporation by Reference” in the Exchange Offer Statement and confirms its understanding of this comment.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Jeffrey A. Bacha Jeffrey A. Bacha
Chief Executive Officer and President

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